       September 1, 2009

Linda Cvrkel

Branch Chief

United States

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

RE:

International Industrial Enterprises, Inc.

Form 10-K for the year ended December 31, 2008

Filed February 23, 2009

File No. 000-52905

Dear Mrs. Cvrkel:

The following are our responses to your comment letter of August 28, 2009.

Form 10-K for the year ended December 31, 2008

Forward Looking Statement Information, page 4

1.

In future filings, please revise the last sentence of this section to note that the pronouns listed refer to International Industrial Enterprises, Inc. rather than Twin Lakes Delaware, Inc.

In future filings, we will revise the last sentence of this section to note that the pronouns listed refer to International Industrial Enterprises, Inc. rather than Twin Lakes Delaware, Inc.

Risk Factors, page 6

2.

In future filings, please add a risk factor to note, if applicable, that there is no market for your shares and, therefore, investors face limited liquidity for their shares. In this connection, please also add a risk factor noting that you are a penny stock issuer and that your securities are subject to penny stock trading rules, further creating liquidity difficulties for shareholders.

In future filings, we will add a risk factor to note, if applicable, that there is no market for our shares and, therefore, investors face limited liquidity for their shares. We will also add a risk factor noting that we are a penny stock issuer and that our securities are subject to penny stock trading rules, further creating liquidity difficulties for shareholders.

Management’s Discussion and Analysis of Financial Condition, page 7

3.

We note that you are a penny stock issuer as defined by Rule 3a51-1 of the Exchange Act. The safe harbor of Section 21E of the Exchange Act is not available to penny stock issuers. Please confirm that in the future you will delete all references to this rule.

In the future we will delete all references to this rule.

Exhibits and Financial Statement Schedule, page 11

4.

Please confirm that in future filings you will revise your exhibit index on page 12 to include all the exhibits required under Item 601 of Regulation S-K. This index should provide references to where investors can find all required exhibits that are incorporated from prior filings.

In future filings we will revise our exhibit index on page 12 to include all the exhibits required under Item 601 of Regulation S-K.

Financial Statements

5.

We note that your independent audit opinion indicates that you are a development stage enterprise. Please revise future filings to clearly indicate on all financial statements that you are considered a development stage enterprise. Also, the balance sheet with cumulative net losses should be described as “deficit accumulated during the development stage” and the statement of stockholders’ equity should show each issuance of equity since inception. Please revise future filings accordingly.

We will revise future filings to clearly indicate on all financial statements that we are considered a development stage enterprise and adjust the balance sheet and statement of stockholders’ equity accordingly.

Note 1. Organization and Significant Accounting Policies

b. Going Concern

6.

We note that your audit opinion includes a going concern assumption. Please revise your notes to the financial statements in future filings to include the following disclosures related to the going concern:

(a)

disclosure of the possible effects of such conditions and events;

(b)

management’s evaluation of the significance of those conditions and events and any mitigating factors;

(c)

possible discontinuance of operations;

(d)

management’s plans; and

(e)

information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities.

We will revise our notes to the financial statements in future filings to include the following disclosures related to the going concern:

(a)

disclosure of the possible effects of such conditions and events;

(b)

management’s evaluation of the significance of those conditions and events and any mitigating factors;

(c)

possible discontinuance of operations;

(d)

management’s plans; and

(e)

information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities.

Exhibit 31. Rule 13(a)-14a/Rule 15(d)-14a CEO Certification

7.

We note that your Section 302 CEO/CFO Certification excludes the statement under paragraph 4 referring to the design of such internal controls over financial reporting, which is required by Rule 13(a)-14a or Rule 15(d) -14a. Please refile your Certification to include the following assertion under paragraph 4: “Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.” See Item 602(B)(31) of Regulation SK and Rule 13a-14a or Rule 15d-14a.

Certification is being refiled containing the following language:

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Exhibit 32.1

8.

We note that this certification identifies the wrong periodic report. Please refile your certification to include a reference to the correct annual report.

Certification refiled.

Very truly yours,

/s/ David Rogers

David Rogers

International Industrial Enterprises, Inc.

Exhibit 31.1

I, David Rogers, certify that:

1.

I have reviewed this annual report on Form 10-K of International Industrial Enterprises;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

d)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

February 20, 2009

/s/ David Rogers

David Rogers

Chief Executive Officer

Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND

CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the accompanying Annual Report on Form 10-KSB of  International Industrial Enterprises for the year ended December 31, 2008, I certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to my knowledge, that:

(1)

the Annual Report on Form 10-KSB of International Industrial Enterprises for the year ended December 31, 2008 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Annual Report on Form 10-KSB for the year ended December 31, 2008, fairly presents in all material respects, the financial condition and results of operations of International Industrial Enterprises.

By:	/s/ David Rogers
Name:	David Rogers
Title:	Principal Executive Officer, and Director
Date:	February 20, 2009

By:	/s/ David Rogers
Name:	David Rogers
Title:	Principal Financial Officer
Date:	February 20, 2009

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